                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                          COMMISSION FILE NUMBER 1-9037


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below: The IT Corporation Retirement Plan.

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: International Technology Corporation, 2790 Mosside Boulevard, Monroeville, PA 15146.

                          Audited Financial Statements
                           and Supplemental Schedules

                       The IT Corporation Retirement Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                       The IT Corporation Retirement Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................2
Statements of Changes in Net Assets Available for Benefits.............3
Notes to Financial Statements..........................................4


Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes.............14
Item 27d--Schedule of Reportable Transactions.........................15

                         Report of Independent Auditors

IT Corporation
   as Plan Administrator of
   The IT Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The IT Corporation Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1997, and schedule of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 Ernst & Young LLP


Pittsburgh, Pennsylvania
May 28, 1998

                   The IT Corporation Retirement Plan

             Statements of Net Assets Available for Benefits

                                                      DECEMBER 31
                                               1997                  1996
                                           ---------------------------------
ASSETS
Investments, at fair value                 $105,679,016          $88,262,190

Receivables:
  Employer contributions                      2,310,561            1,643,637
  Employee contributions                        561,728              507,807
                                           ------------          -----------
                                              2,872,289            2,151,444
                                           ------------          -----------
Net assets available for benefits          $108,551,305          $90,413,634
                                           ============          ===========


See accompanying notes.

                       The IT Corporation Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                   YEAR ENDED DECEMBER 31
                                                                 1997                 1996
                                                             ---------------------------------
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income                             $  6,356,791          $ 8,735,917
    Net appreciation in market value of investments            11,942,887              403,261
                                                             ------------          -----------
  Net investment income                                        18,299,678            9,139,178

Contributions:
  Employer contributions                                        3,582,958            3,608,665
  Employee contributions                                        6,844,668            6,020,201
  Transfers in                                                  2,233,886                  315
                                                             ------------          -----------
Total additions                                                30,961,190           18,768,359

Deductions from net assets attributed to benefit
  and withdrawal payments to participants                      12,823,519            8,247,221
                                                             ------------          -----------
Net increase in net assets available for benefits              18,137,671           10,521,138
Net assets available for benefits:
  Beginning of year                                            90,413,634           79,892,496
                                                             ------------          -----------
  End of year                                                $108,551,305          $90,413,634
                                                             ============          ===========


See accompanying notes.

                       The IT Corporation Retirement Plan

                          Notes to Financial Statements

                                December 31, 1997


1. DESCRIPTION OF PLAN

The following description of The IT Corporation Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The IT Corporation Retirement Plan is a defined contribution profit sharing plan which covers substantially all employees of International Technology Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan requires a minimum annual employee contribution of 3% of participants' eligible compensation, and a maximum annual contribution of up to 15% of eligible compensation. Additionally, the Company contributes up to 2% of participants' eligible compensation by matching 50% of each participant's contribution (up to 4% of eligible compensation) to the Plan.

In addition, the Company may, in its sole discretion, contribute a discretionary amount determined by the Company's board of directors based on the financial success of the Company. This amount is allocated to participants' accounts based on the amount of compensation deferred by each participant. No discretionary contributions were made by the Company for the years ended December 31, 1997 or 1996.

PARTICIPANT ACCOUNTS

Each participant elects a fund or a combination of funds for the investment of their account. The income of the Plan, together with any gains in the value of the investments, increases participants' accounts proportionately based on their account balances to total account balances. Losses reduce participants' accounts in the same manner. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions and to pay administrative expenses of the Plan.

                       The IT Corporation Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Employees are eligible to become participants of the Plan one year after their hire date. Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in employer contributions at the rate of 20% after two years of service and an additional 20% for each year of service thereafter until participants are 100% vested after six years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of nine investment options, all of which are managed by Fidelity Investments:

     Asset Manager Fund--Invests in domestic and foreign stocks, bonds and short-term instruments of the U.S. and foreign issuers.

     Asset Manager Growth Fund--Invests in stocks, bonds and short-term instruments.

     Asset Manager Income Fund--Invests in bonds and short-term instruments and a small amount of common stock.

     Company Stock Fund--Invests primarily in the common stock of International Technology Corporation. The remainder is held in cash or short-term instruments.

     Equity Income Fund--Invests in income-producing common and preferred stocks and bonds.

     Intermediate Bond Fund--Invests in corporate debt obligations and U.S. Government or agencies obligations.

     Magellan Fund--Invests in common stocks and securities convertible to common stock issued by companies operating in the U.S. or abroad.

     Overseas Fund--Invests in common stocks and debt instruments of foreign business and governments.

                       The IT Corporation Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

     Retirement Money Market Fund--Invests in high quality, U.S.
     dollar-denominated money market instruments of U.S. and foreign issuers.

Participants may change their investment options on a daily basis.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from six months to three years. The loans are secured by the balance in the participant's account and bear interest at rates between 9.75% and 10%. Principal and interest is paid ratably through monthly payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

                       The IT Corporation Retirement Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Investments in mutual funds and common stock are valued at quoted market prices on the last business day of the plan year. The participant notes receivable are valued at cost, which approximates fair value.

INVESTMENT TRANSACTIONS GAINS AND LOSSES

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses from investment transactions represent the difference between the proceeds received and the weighted average cost of the securities sold. Unrealized gains and losses on investments are measured by the change in the difference between the market value of the investments held at the beginning and end of the plan year. Cash dividends are recorded on the ex-dividend dates and interest is recorded as earned on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan has been amended subsequent to the issuance of the determination letter; however, the administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                       The IT Corporation Retirement Plan

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                                             DECEMBER 31
                                                                                      1997                1996
                                                                                   -------------------------------
Equity Income Fund                                                                 $30,652,302         $22,868,527
Intermediate Bond Fund                                                               5,923,176           6,021,658
Magellan Fund                                                                       39,194,864          33,417,649
Retirement Money Market Fund                                                        18,850,454          18,141,528

                       The IT Corporation Retirement Plan

                    Notes to Financial Statements (continued)



4. INVESTMENTS (CONTINUED)

The net assets available for benefits as of December 31, 1997 and 1996 for each investment fund are as follows:

                                                    DECEMBER 31, 1997 WITH FUND INFORMATION
                         ------------------------------------------------------------------------------------
                                           ASSET        ASSET
                             ASSET        MANAGER      MANAGER      COMPANY       EQUITY       INTERMEDIATE
                            MANAGER       GROWTH       INCOME        STOCK        INCOME           BOND
                              FUND         FUND         FUND         FUND          FUND            FUND
                         ------------------------------------------------------------------------------------
ASSETS
Investments, at fair
   value                   $1,045,857   $2,993,805     $444,825    $402,604      $30,652,302    $5,923,176
Participant notes
   receivable                      --           --           --          --               --            --
                         ------------------------------------------------------------------------------------
Total investments           1,045,857    2,993,805      444,825     402,604       30,652,302     5,923,176
                         ------------------------------------------------------------------------------------

Receivables:

   Employer's
     contributions             33,287       97,242       11,623      11,738          524,674       106,442

   Employees'
     contributions             10,406       35,447        3,880       2,201          150,600        24,854
                         ------------------------------------------------------------------------------------
Total receivables              43,693      132,689       15,503      13,939          675,274       131,296
                         ------------------------------------------------------------------------------------
Net assets available
   for benefits            $1,089,550   $3,126,494     $460,328    $416,543      $31,327,576    $6,054,472
                         ====================================================================================




                                          DECEMBER 31, 1997 WITH FUND INFORMATION
                         ---------------------------------------------------------------------------
                                                         RETIREMENT
                                                           MONEY
                             MAGELLAN       OVERSEAS       MARKET         LOAN
                               FUND           FUND          FUND          FUND          TOTAL
                         ---------------------------------------------------------------------------
ASSETS
Investments, at fair         $39,194,864   $4,733,770    $18,850,454   $       --     $104,241,657
   value
Participant notes
  receivable                          --           --             --     1,437,359       1,437,359
                         ---------------------------------------------------------------------------
Total investments             39,194,864    4,733,770     18,850,454     1,437,359     105,679,016
                         ---------------------------------------------------------------------------

Receivables:

  Employer's
    contributions                694,903      142,022        688,630            --       2,310,561

  Employees'
    contributions                186,433       38,589        109,318            --         561,728
                         ---------------------------------------------------------------------------
Total receivables                881,336      180,611        797,948            --       2,872,289
                         ---------------------------------------------------------------------------
Net assets available
   for benefits              $40,076,200   $4,914,381    $19,648,402    $1,437,359    $108,551,305
                         ===========================================================================

                       The IT Corporation Retirement Plan

4. INVESTMENTS (CONTINUED)


                                           DECEMBER 31, 1996 WITH FUND INFORMATION
                         -----------------------------------------------------------------------------------
                                         ASSET       ASSET
                           ASSET        MANAGER     MANAGER      COMPANY        EQUITY         INTERMEDIATE
                          MANAGER       GROWTH       INCOME       STOCK         INCOME              BOND
                            FUND         FUND         FUND         FUND          FUND               FUND
                         -----------------------------------------------------------------------------------
ASSETS
Investments, at fair      $290,224    $1,299,593    $194,772     $371,249      $22,868,527      $6,021,658
   value
Participant notes
   receivable                   --            --          --           --               --              --
                         -----------------------------------------------------------------------------------
Total investments          290,224     1,299,593     194,772      371,249       22,868,527       6,021,658
                         -----------------------------------------------------------------------------------

Receivables:

   Employer's
     contributions          18,275        53,837       7,816       12,006          296,182         136,856

   Employees'
     contributions           4,621        15,590       1,930        2,945          125,479          30,976
                         -----------------------------------------------------------------------------------
Total receivables           22,896        69,427       9,746       14,951          421,661         167,832
                         -----------------------------------------------------------------------------------
Net assets available
   for benefits           $313,120    $1,369,020    $204,518     $386,200      $23,290,188      $6,189,490
                         ===================================================================================



                                        DECEMBER 31, 1996 WITH FUND INFORMATION
                         -----------------------------------------------------------------------
                                                       RETIREMENT
                                                         MONEY
                           MAGELLAN       OVERSEAS       MARKET         LOAN
                             FUND           FUND          FUND          FUND         TOTAL
                         -----------------------------------------------------------------------
ASSETS
Investments, at fair       $33,417,649  $4,285,942     $18,141,528    $      --     $86,891,142
   value
Participant notes
   receivable                       --          --              --     1,371,048      1,371,048
                         -----------------------------------------------------------------------
Total investments           33,417,649   4,285,942      18,141,528     1,371,048     88,262,190
                         -----------------------------------------------------------------------

Receivables:

   Employer's
     contributions             757,711     143,011         217,943             -      1,643,637

   Employees'
     contributions             181,084      35,445         109,737             -        507,807
                         ----------------------------------------------------------------------
Total receivables              938,795     178,456         327,680             -      2,151,444
                         ----------------------------------------------------------------------
Net assets available
   for benefits            $34,356,444  $4,464,398     $18,469,208    $1,371,048    $90,413,634
                         ======================================================================

                       The IT Corporation Retirement Plan

4. INVESTMENTS (CONTINUED)

For the years ended December 31, 1997 and 1996, the changes in net assets available for plan benefits of each investment fund are as follows:


                                                                      DECEMBER 31, 1997
                                   --------------------------------------------------------------------------------------
                                                     ASSET       ASSET
                                      ASSET         MANAGER     MANAGER       COMPANY        EQUITY        INTERMEDIATE
                                     MANAGER        GROWTH      INCOME         STOCK         INCOME            BOND
                                       FUND          FUND        FUND           FUND          FUND             FUND
                                  ---------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
     Investment income:
       Interest and dividends     $   87,712     $  315,257     $ 27,884     $   1,460      $ 1,716,831     $   378,809
       Net appreciation
         (depreciation)
         in market value
         of investments               64,723        220,153       12,681       (38,564)       5,515,753          45,358

     Contributions:
       Employer                       49,680        150,650       17,958        18,993          658,037         137,066
       Employee                      136,566        356,433      108,579        29,356        1,710,270         331,768
       Transfers in                  201,810             --           --           (50)       1,417,340              --
                                  ---------------------------------------------------------------------------------------
Total additions                      540,491      1,042,493      167,102        11,195       11,018,231         893,001

Deductions from net assets
  attributed to:
     Benefit and withdrawal
       payments                       60,425        337,843       11,345        19,846        4,046,276         630,640
                                  ---------------------------------------------------------------------------------------

Increase (decrease)
   prior to interfund
   transfers                         480,066        704,650      155,757        (8,651)       6,971,955         262,361
Interfund transfers
   (net)                             296,364      1,052,824      100,053        38,994        1,065,433        (397,379)
                                  ---------------------------------------------------------------------------------------
Net increase (decrease)              776,430      1,757,474      255,810        30,343        8,037,388        (135,018)
Net assets available
    for benefits:
     Beginning of year               313,120      1,369,020      204,518       386,200       23,290,188       6,189,490
                                  ---------------------------------------------------------------------------------------
     End of year                  $1,089,550     $3,126,494     $460,328     $ 416,543      $31,327,576     $ 6,054,472
                                  =======================================================================================




                                                                    DECEMBER 31, 1997
                                   ------------------------------------------------------------------------------------
                                                                        RETIREMENT
                                                                           MONEY
                                        MAGELLAN          OVERSEAS         MARKET            LOAN
                                          FUND               FUND           FUND             FUND              TOTAL
                                   ------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
     Investment income:
       Interest and dividends        $  2,576,723      $   247,496      $ 1,004,619     $        --      $  6,356,791
       Net appreciation
         (depreciation)
         in market value
         of investments                 5,861,194          261,589               --              --        11,942,887

     Contributions:
       Employer                           973,530          204,504        1,372,540              --         3,582,958
       Employee                         2,220,758          500,659        1,450,279              --         6,844,668
       Transfers in                       574,931               --           39,855              --         2,233,886
                                   ------------------------------------------------------------------------------------
Total additions                        12,207,136        1,214,248        3,867,293              --        30,961,190

Deductions from net assets
  attributed to:
     Benefit and withdrawal
       payments                         3,812,541          696,269        2,923,122         285,212        12,823,519
                                   ------------------------------------------------------------------------------------

Increase (decrease)
   prior to interfund
   transfers                            8,394,595          517,979          944,171        (285,212)       18,137,671
Interfund transfers
   (net)                               (2,674,839)         (67,996)         235,023         351,523                --
                                   ------------------------------------------------------------------------------------
Net increase (decrease)                 5,719,756          449,983        1,179,194          66,311        18,137,671
Net assets available
    for benefits:
     Beginning of year                 34,356,444        4,464,398       18,469,208       1,371,048        90,413,634
                                   ------------------------------------------------------------------------------------
     End of year                     $ 40,076,200      $ 4,914,381      $19,648,402     $ 1,437,359      $108,551,305
                                   ====================================================================================

                       The IT Corporation Retirement Plan

4. INVESTMENTS (CONTINUED)

                                                               DECEMBER 31, 1996
                                 --------------------------------------------------------------------------------
                                                 ASSET       ASSET
                                    ASSET       MANAGER     MANAGER     COMPANY        EQUITY      INTERMEDIATE
                                   MANAGER      GROWTH       INCOME      STOCK         INCOME          BOND
                                     FUND        FUND         FUND        FUND          FUND           FUND
                                 --------------------------------------------------------------------------------
Additions to net
   assets attributed to:
     Investment income:
       Interest and dividends   $  19,006    $  103,271   $   5,396    $     438    $ 1,415,255   $   440,716
       Net appreciation
         (depreciation) in
         market value of
         investments                 (831)        6,111         (79)     (69,515)     2,333,378      (211,654)
     Contributions:
       Employer                    23,349        69,065       9,952       15,858        438,171       159,205
       Employee                    34,533       109,419      34,097       28,794      1,334,840       399,875
       Transfers in                    --            --          --           --            305            --
                                ---------------------------------------------------------------------------------
Total additions (deductions)       76,057       287,866      49,366      (24,425)     5,521,949       788,142

Deductions from net assets
  attributed to:
     Benefit and withdrawal
       payments                    12,125        40,729       4,265        2,874      1,682,896       785,201
                                ---------------------------------------------------------------------------------

Increase (decrease)
   prior to interfund
   transfers                       63,932       247,137      45,101      (27,299)     3,839,053         2,941
Interfund transfers (net)         247,372     1,120,806     159,102      413,499      3,339,222      (659,483)
                                ---------------------------------------------------------------------------------
Net increase (decrease)           311,304     1,367,943     204,203      386,200      7,178,275      (656,542)
Net assets available for
  benefits:
     Beginning of year              1,816         1,077         315           --     16,111,913     6,846,032
                                ---------------------------------------------------------------------------------
     End of year                $ 313,120    $1,369,020   $ 204,518    $ 386,200    $23,290,188   $ 6,189,490
                                =================================================================================



                                                              DECEMBER 31, 1996
                                 ------------------------------------------------------------------------
                                                                  RETIREMENT
                                                                    MONEY
                                      MAGELLAN       OVERSEAS       MARKET         LOAN
                                        FUND           FUND         FUND           FUND           TOTAL
                                 ------------------------------------------------------------------------
Additions to net
   assets attributed to:
     Investment income:
       Interest and dividends      $  5,554,604    $  267,210   $    930,021    $      --    $ 8,735,917
       Net appreciation
         (depreciation) in
         market value of
         investments                 (1,867,263)      213,114             --           --        403,261
     Contributions:
       Employer                       1,023,894       185,034      1,684,137           --      3,608,665
       Employee                       2,339,139       434,732      1,304,772           --      6,020,201
       Transfers in                          --            --             10           --            315
                                ------------------------------------------------------------------------
Total additions (deductions)          7,050,374     1,100,090      3,918,940           --     18,768,359

Deductions from net assets
  attributed to:
     Benefit and withdrawal
       payments                       2,999,928       319,275      2,266,382      133,546      8,247,221
                                ------------------------------------------------------------------------

Increase (decrease)
   prior to interfund
   transfers                          4,050,446       780,815      1,652,558     (133,546)    10,521,138
Interfund transfers (net)            (3,981,246)      462,579     (1,780,130)     678,279             --
                                ------------------------------------------------------------------------
Net increase (decrease)                  69,200     1,243,394       (127,572)     544,733     10,521,138
Net assets available for
  benefits:
     Beginning of year               34,287,244     3,221,004     18,596,780      826,315     79,892,496
                                ------------------------------------------------------------------------
     End of year                   $ 34,356,444    $4,464,398    $18,469,208   $1,371,048    $90,413,634
                                ========================================================================

                       The IT Corporation Retirement Plan

5. SUBSEQUENT EVENTS

Subsequent to December 31, 1997, approximately $9,372,000 of participant accounts were transferred into the Plan, in connection with the Company's acquisitions of Pacific Environmental Group, Inc. and Jellinek, Schwartz, and Connolly, Inc. In addition, approximately $2,372,000 of participant accounts were transferred out of the Plan in February 1998 in connection with the Company's divestiture of its Wilmington, California remediation services division.

In February 1998, the Company acquired OHM Corporation, a publicly-traded provider of technology-based, on-site hazardous waste remediation services in the United States. The Company plans to merge the participant accounts from OHM Corporation's Retirement Savings Plan into The IT Corporation Retirement Plan effective January 1, 1999. Net assets available for benefits in the OHM Corporation Retirement Savings Plan approximated $51,233,000 as of December 31, 1997 (unaudited).

6. YEAR 2000 (UNAUDITED)

The Company has initiated formal communications with its significant service provider (plan trustee and recordkeeper) to determine the extent to which the Plan's systems or operations are vulnerable to the service provider's failure to resolve its own Year 2000 issues. In addition, the Company completed a review of its internal systems that impact the processing of employee benefits. IT Corporation was notified by the vendor that provides its internal systems that their systems are Year 2000 compliant.

The Plan's service provider has indicated that it is presently taking steps to ensure that the Plan's systems and operations will be Year 2000 compliant.

                             SUPPLEMENTAL SCHEDULES

                       The IT Corporation Retirement Plan
                            EIN #94-1259053 Plan #002

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                                 NUMBER                               CURRENT
                 DESCRIPTION OF INVESTMENT                     OF SHARES            COST               VALUE
--------------------------------------------------------------------------------------------------------------------
Fidelity Funds:
---------------

*Fidelity Asset Manager Fund                                        56,995        $  1,001,509     $    1,045,857

*Fidelity Asset Manager Growth Fund                                162,002           2,885,458          2,993,805

*Fidelity Asset Manager Income Fund                                 36,521             435,114            444,825

*Fidelity Equity Income Fund                                       584,856          22,266,572         30,652,302

*Fidelity Intermediate Bond Fund                                   582,417           5,955,938          5,923,176

*Fidelity Magellan Fund                                            411,408          31,209,617         39,194,864

*Fidelity Overseas Fund                                            145,475           4,329,333          4,733,770

*Fidelity Retirement Money Market Fund                          18,850,454          18,850,454         18,850,454

*Company Stock Fund                                                 59,481             497,741            402,604

Participant loans (9.75% to 10%)                                        --                  --          1,437,359
                                                                                   ---------------------------------
Total assets held for investment purposes                                          $87,431,736       $105,679,016
                                                                                   =================================

*Party-in-interest

                       The IT Corporation Retirement Plan
                            EIN #94-1259053 Plan #002

                  Item 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                                                          CURRENT VALUE
                                                                                           OF ASSET ON
             IDENTITY OF PARTY                                                             TRANSACTION
           AND ASSET DESCRIPTION              PURCHASES       SALES       COST OF ASSET        DATE         NET GAIN
-------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets:
----------------------------------------------------------------------

Fidelity Equity Income Fund                   $12,293,753    $        --     $12,293,753      $12,293,753      $       --

Fidelity Equity Income Fund                            --     10,025,730       8,324,755       10,025,730       1,700,975

Fidelity Magellan Fund                         10,531,562             --      10,531,562       10,531,562              --

Fidelity Magellan Fund                                 --     10,615,541       9,187,001       10,615,541       1,428,540

Fidelity Overseas Fund                          5,861,475             --       5,861,475        5,861,475              --

Fidelity Overseas Fund                                 --      5,675,236       5,478,740        5,675,236         196,496

Fidelity Retirement Money Market Fund          12,716,674             --      12,716,674       12,716,674              --

Fidelity Retirement Money Market Fund                  --     12,007,747      12,007,747       12,007,747              --


There were no category (i), (ii) or (iv) reportable transactions during the year ended 1997.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan's sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                        The IT Corporation Retirement Plan



Date:   June 29, 1998

                                        /s/   ANTHONY J. DELUCA
                                        -------------------------------------
                                        Anthony J. DeLuca
                                        Chief Executive Officer and President